UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Second Quarter of Fiscal Year 2013

BEIJING, China, August 28, 2013 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the second quarter of fiscal year 2013, ended June 30, 2013.

Second Quarter 2013 Highlights (1)

•                      Total revenues were US$3.42 million (RMB20.98 million) in the second quarter of 2013, representing an increase of 11.4% from US$3.07 million in the first quarter of 2013 and an increase of 12.9% from US$3.03 million in the second quarter of 2012.

•                      The Company generates substantially all of its revenues from online advertising, primarily through an advertising agency agreement with Shengyue, an affiliate wholly owned by Shanda Interactive, pursuant to which Shengyue acts as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources.

•                      GAAP net loss was US$2.54 million (RMB15.60 million), as compared to a net loss of US$1.67 million in the first quarter of 2013 and US$1.47 million in the second quarter of 2012. Non-GAAP net loss, which the Company defines as net loss excluding expenses (benefits) associated with share-based compensation, was US$2.38 million (RMB14.60 million) in the second quarter of 2013, as compared to non-GAAP net loss of US$2.32 million in the first quarter of 2013 and US$1.53 million in the second quarter of 2012.

•                      Basic and diluted loss per ADS was US$0.05 (RMB0.31) in the second quarter of 2013, as compared to US$0.04 in the first quarter of 2013 and US$0.03 in the second quarter of 2012.

•                      Cash and cash equivalents were US$9.96 million (RMB61.12 million) as of June 30, 2013.

•                      Net cash used in operating activities was US$0.93 million (RMB5.71 million) in the second quarter of 2013, as compared to US$2.27 million in the first quarter of 2013 and US$1.41 million in the second quarter of 2012.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.1374, representing the noon buying rate as of June 28, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on June 28, 2013, or at any other rate.

“I am pleased to announce our second quarter 2013 earnings release.” Mr. Fang Du, Chief Executive Officer of Ku6 Media, commented, “The Company did a great job in the second quarter in improving the infrastructure and product design, in hiring top talents to strengthen our R&D team, and in launching marketing campaigns to bring our premium video content to more users.

At the press conference held on August 13, we announced our new slogan “Short is Cool”, which represented the Company’s commitment to offer more quality short-form videos by leveraging the prosperity of mobile devices and mobile platform as well as through promotion campaigns and marketing events. I believe that, with their unique charms, short-form videos will play a more important role in people’s daily life and expect to change their entertainment habit.”

Second Quarter 2013 Financial Results

Total revenues were US$3.42 million (RMB20.98 million) in the second quarter of 2013, representing an increase of 11.4% from US$3.07 million in the first quarter of 2013 and an increase of 12.9% from US$3.03 million in the second quarter of 2012.

In the second quarter of 2011, the Company started to generate advertising revenues primarily from performance advertising services using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an affiliated advertising agent which is under common control of Shanda Interactive Entertainment Limited, the Company’s majority shareholder. The Company generated 89.9% of total revenues in the second quarter of 2013 through this affiliated advertising agent, as compared to 95.8% of total revenues in the first quarter of 2013.

Cost of revenues was US$3.90 million (RMB23.91 million) in the second quarter of 2013, representing an increase of 24.3% from US$3.13 million in the first quarter of 2013 and an increase of 6.4% from US$3.66 million in the second quarter of 2012.

Gross loss was US$0.48 million (RMB2.92 million) in the second quarter of 2013, as compared to a gross loss of US$0.07 million in the first quarter of 2013 and a gross loss of US$0.63 million in the second quarter of 2012. Non-GAAP gross loss, which is herein defined as a gross loss excluding expenses (benefits) associated with share-based compensation, was US$0.44 million (RMB2.68 million) in the second quarter of 2013, as compared to a non-GAAP gross loss of US$0.26 million in the first quarter of 2013 and a non-GAAP gross loss of US$0.66 million in the second quarter of 2012. The increase in non-GAAP gross loss as compared to the first quarter of 2013 was primarily because the Company incurred more costs to improve its platform operation, partially offset by an increase in total revenues.

Operating expenses were US$3.30 million (RMB20.24 million) in the second quarter of 2013, representing an increase of 45.3% from US$2.27 million in the first quarter of 2013 and an increase of 100.5% from US$1.64 million in the second quarter of 2012. Non-GAAP operating expenses, which is herein defined as operating expenses excluding expenses (benefits) associated with share-based compensation, were US$3.17 million (RMB19.48 million) in the second quarter of 2013, as compared to non-GAAP operating expenses of US$2.72 million in the first quarter of 2013 and US$1.67 million in the second quarter of 2012. The increase in non-GAAP operating expenses as compared to the first quarter of 2013 was primarily due to the increase in labor costs as the Company recruited more talents to strengthen the research and development team, partially offset by the proceeds from disposal of network equipment previously written down.

Operating loss was US$3.77 million (RMB23.16 million) in the second quarter of 2013, representing an increase of 61.7% from US$2.33 million in the first quarter of 2013 and an increase of 65.8% from US$2.28 million in the second quarter of 2012. Non-GAAP operating loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$3.61 million (RMB22.16 million) in the second quarter of 2013, as compared to the non-GAAP operating loss of US$2.98 million in the first quarter of 2013 and US$2.34 million in the second quarter of 2012.

Net loss was US$2.54 million (RMB15.60 million) in the second quarter of 2013, representing an increase of 52.0% from US$1.67 million in the first quarter of 2013 and an increase of 72.7% from US$1.47 million in the second quarter of 2012. Non-GAAP net loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$2.38 million (RMB14.60 million) in the second quarter of 2013, as compared to US$2.32 million in the first quarter of 2013 and US$1.53 million in the second quarter of 2012. The increase in net loss as compared to the first quarter of 2013 was primarily attributable to (1) an increase in costs incurred for platform operation improvement, (2) an increase in labor costs as the Company recruited more talents to strengthen the research and development team, and (3) a net increase in share-based compensation expenses resulted from the first quarter reversal of those expenses previously recorded, due to the changes in the likelihood of achieving performance targets related to profitability for performance-based stock option awards, partially offset by (1) an increase in total revenues from both third parties and related parties, (2) proceeds from disposal of network equipment previously written down, and (3) receipts of government subsidy benefits in the second quarter of 2013.

Net loss per basic and diluted ADS was US$0.05 (RMB0.31) in the second quarter of 2013, as compared to US$0.04 in the first quarter of 2013 and US$0.03 in the second quarter of 2012. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.3 million in the second quarter of 2013, 47.3 million in the first quarter of 2013 and 50.2 million in the second quarter of 2012.

Adjusted EBITDA loss, which is herein defined as net loss before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), equity in loss of affiliates and other non-operating items, was US$2.69 million (RMB16.53 million) in the second quarter of 2013, as compared to adjusted EBITDA loss of US$2.04 million in the first quarter of 2013 and US$1.48 million in the second quarter of 2012.

As of June 30, 2013, the Company had US$9.96 million (RMB61.12 million) in cash and cash equivalents, compared to US$10.81 million as of March 31, 2013. The decrease was primarily attributable to US$0.93 million (RMB5.71 million) net cash used in operating activities.

Recent Business Developments

Ku6 Media Announces the Love-Theme UGC Video Campaign

The Company held a press conference on August 13, the Chinese Valentine’s Day, to announce its love-theme UGC video campaign. The Company’s new slogan “Short is Cool” was first introduced at the press conference, representing the Company’s commitment to offer more quality short-form videos by leveraging the prosperity of mobile devices and mobile platform as well as through promotion campaigns and marketing events.

Ku6 Media Announces Management Change

In June 2013, Mr. Fang Du joined the Company to replace Mr. Jeff Shi as the Chief Executive Officer of Ku6 Media. Mr. Du’s bio can be found in the press release on Ku6 Media’s website.

Ku6 Media Announces Management Change

In April 2013, Mr. Kelvin Wenbo Liu joined the Company as President and Mr. Jian Lu was appointed as the Company’s Chief Technology Officer. Their bios can be found in the press release on Ku6 Media ‘s website.

Share Repurchase Program of 2011

Pursuant to a share repurchase program announced on December 30, 2011, the Company’s Board of Directors have authorized the Company to repurchase up to an aggregate of US$3.2 million of its outstanding ADSs from time to time following the date thereof, based on market conditions. As of June 30, 2013, the Company has repurchased 157,567 ADSs from open market under this program.

Conference Call Information

Ku6’s management team will be hosting a corresponding conference call at 8:00am EDT on Wednesday, August 28, 2013 (8:00pm Beijing time on the same day).

Dial-in numbers:

International Dial-in Number:	+65 67239381
United States Toll Free Number:	18665194004
Mainland China Toll Free Number:	4006208038 / 8008190121
Hong Kong Toll Free Number:	800930346
Conference ID:	33522461

A replay will be available from 10:00am August 28, 2013 EDT for 7 days.

International Dial-in Number:	+61 2 8199 0299
United States Toll Free Number:	18554525696
Mainland China Toll Free Number:	4001200932 / 8008700205
Hong Kong Toll Free Number:	800963117
Conference ID:	33522461

A live and archived webcast of the conference call will also be available at http://www.media-server.com/m/p/fqugr3qc http://www.media-server.com/m/p/z2v9kooi

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User -Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss and non-GAAP net loss as the respective nearest comparable GAAP financial measure excluding expenses (benefits) associated with share-based compensation. We define adjusted EBITDA loss as net loss before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), equity in loss of affiliates and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Telephone +86 10 5758 6835

ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2012	June 30, 2013	June 30, 2013
	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	13,071	9,958	61,116
Accounts receivable, net	67	43	264
Accounts receivable due from related parties	4,399	3,756	23,052
Prepaid expenses and other current assets	523	229	1,406
Other receivables due from related parties	6,097	2,732	16,767
Total current assets	24,157	16,718	102,605
Non-current assets:
Deposits	310	335	2,056
Property and equipment, net	2,918	2,061	12,649
Acquired intangible assets, net	22,552	21,773	133,630
Goodwill	6,233	6,233	38,254
Total non-current assets	32,013	30,402	186,589
TOTAL ASSETS	56,170	47,120	289,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,645	4,676	28,699
Accounts payable due to related parties	—	227	1,393
Accrued expenses and other current liabilities	9,353	8,402	51,566
Other payables due to related parties	3,780	375	2,302
Total current liabilities	17,778	13,680	83,960
Non-current deferred tax liabilities	4,826	4,826	29,619
Total liabilities	22,604	18,506	113,579
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,732,446,560 shares and 4,726,648,360 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	236	236	1,448
Additional paid-in capital	177,183	176,640	1,084,110
Accumulated deficit	(141,940)	(146,153)	(896,999)
Accumulated other comprehensive loss	(1,913)	(2,109)	(12,944)
Total Ku6 Media Co., Ltd. shareholders’ equity	33,566	28,614	175,615
Non-controlling interests	—	—	—
Total shareholders’ equity	33,566	28,614	175,615
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,170	47,120	289,194

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

	For the Three Months Ended								For the Six Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	June 30, 2012		March 31, 2013		June 30, 2013		June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2013
	US$		US$		US$		RMB		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Advertising
Third parties	158		129		344		2,111		1,053		473		2,903
Related parties	2,871		2,939		3,075		18,873		6,656		6,014		36,910
Total revenues	3,029		3,068		3,419		20,984		7,709		6,487		39,813

Cost of revenues:
Advertising
Third parties	3,660		3,133		3,702		22,721		7,191		6,835		41,949
Related parties	—		—		193		1,184		—		193		1,184
Total cost of revenues	3,660		3,133		3,895		23,905		7,191		7,028		43,133

Gross profit (loss)	(631)		(65)		(476)		(2,921)		518		(541)		(3,320)

Operating expenses:
Product development	363		351		952		5,843		942		1,303		7,997
Sales and marketing	240		300		642		3,940		609		942		5,782
General and administrative	1,041		1,618		1,703		10,452		2,917		3,321		20,382
Total operating expenses	1,644		2,269		3,297		20,235		4,468		5,566		34,161

Operating loss	(2,275)		(2,334)		(3,773)		(23,156)		(3,950)		(6,107)		(37,481)

Interest income	162		30		16		98		333		46		282
Other income	993		648		1,216		7,463		993		1,864		11,440
Interest expenses	(213)		(16)		—		—		(450)		(16)		(98)
Equity in loss of affiliates	(138)		—		—		—		(186)		—		—
Loss before income tax expense	(1,471)		(1,672)		(2,541)		(15,595)		(3,260)		(4,213)		(25,857)

Income tax benefit	—		—		—		—		—		—		—

Net loss	(1,471)		(1,672)		(2,541)		(15,595)		(3,260)		(4,213)		(25,857)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.01)

Loss per ADS - basic and diluted
Net loss	US$	(0.03)	US$	(0.04)	US$	(0.05)	RMB	(0.31)	US$	(0.06)	US$	(0.09)	RMB	(0.55)

Weighted average shares used in per share calculation - basic and diluted	5,019,786,036		4,731,798,773		4,726,880,171		4,726,880,171		5,019,786,036		4,729,325,332		4,729,325,332
Weighted average ADSs used in per ADS calculation - basic and diluted	50,197,860		47,317,988		47,268,802		47,268,802		50,197,860		47,293,253		47,293,253

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(1,471)	(1,672)	(2,541)	(15,595)	(3,260)	(4,213)	(25,857)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation (reversal)	(60)	(647)	162	994	449	(485)	(2,977)
Depreciation and amortization	851	937	917	5,628	1,676	1,854	11,379
Amortization and write-down of licensed video copyrights	—	—	—	—	1	—	—
Bad debt reversal	(656)	(97)	(176)	(1,080)	(2,015)	(273)	(1,675)
Reversal of legal provision	(565)	—	—	—	(565)	—	—
Exchange gain	(3)	(46)	(128)	(786)	(8)	(174)	(1,068)
Equity in loss of affiliates	138	—	—	—	186	—	—
Gain on disposal of property and equipments	(22)	(13)	(137)	(841)	(21)	(150)	(921)
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	733	152	113	694	2,781	265	1,626
Prepaid expenses and other current assets	169	161	133	816	435	294	1,804
Amount due from related parties	999	(1,215)	1,923	11,802	(835)	708	4,345
Deposits and other non-current assets	—	—	(25)	(153)	—	(25)	(153)
Accounts payable	(517)	365	(260)	(1,596)	(2,039)	105	645
Accrued expenses and other current liabilities	(1,063)	(2)	(950)	(5,830)	679	(952)	(5,843)
Amount due to related parties	53	(194)	39	239	53	(155)	(951)
Net cash used in operating activities	(1,414)	(2,271)	(930)	(5,708)	(2,483)	(3,201)	(19,646)
Cash flows from investing activities:
Purchases of property and equipment	(28)	(41)	—	—	(180)	(41)	(252)
Proceeds from disposal of property and equipments	23	—	142	871	23	142	871
Payments for licensed video copyrights	(8)	—	(74)	(454)	(148)	(74)	(454)
Loans to related parties under common control by Shanda	—	—	—	—	(470)	—	—
Repayment of loans to related parties under common control by Shanda	9,700	3,300	—	—	9,700	3,300	20,254
Net cash provided by investing activities	9,687	3,259	68	417	8,925	3,327	20,419
Cash flows from financing activities:
Repurchase of ordinary shares	—	(41)	(17)	(104)		(58)	(356)
Repayment of loans from related parties under common control of Shanda	(6,768)	(3,210)	—	—	(9,904)	(3,210)	(19,701)
Net cash used in financing activities	(6,768)	(3,251)	(17)	(104)	(9,904)	(3,268)	(20,057)
Effect of exchange rate changes on cash and cash equivalents	(9)	3	26	160	(7)	29	178
Net increase (decrease) in cash and cash equivalents	1,496	(2,260)	(853)	(5,235)	(3,469)	(3,113)	(19,106)
Cash and cash equivalents, beginning of period	21,786	13,071	10,811	66,351	26,751	13,071	80,222
Cash and cash equivalents, end of period	23,282	10,811	9,958	61,116	23,282	9,958	61,116

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.       Non-GAAP Gross Profit (Loss)

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
Gross profit (loss)	(631)	(65)	(476)	(2,921)	518	(541)	(3,320)
Add back: expenses (benefits) associated with share-based compensation	(31)	(197)	39	239	64	(158)	(970)
Non-GAAP gross profit (loss)	(662)	(262)	(437)	(2,682)	582	(699)	(4,290)

2.       Non-GAAP Operating Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
Operating expenses	1,644	2,269	3,297	20,235	4,468	5,566	34,161
Deduct: expenses (benefits) associated with share-based compensation	(29)	(450)	123	755	385	(327)	(2,007)
Non-GAAP operating expenses	1,673	2,719	3,174	19,480	4,083	5,893	36,168

3.       Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
Product development expenses	363	351	952	5,843	942	1,303	7,997
Deduct: expenses (benefits) associated with share-based compensation	(40)	(161)	19	117	19	(142)	(872)
Non-GAAP product development expenses	403	512	933	5,726	923	1,445	8,869

4.       Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
Sales and marketing expenses	240	300	642	3,940	609	942	5,782
Deduct: expenses (benefits) associated with share-based compensation	(17)	(60)	10	61	12	(50)	(307)
Non-GAAP sales and marketing expenses	257	360	632	3,879	597	992	6,089

5.       Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
General and administrative expenses	1,041	1,618	1,703	10,452	2,917	3,321	20,382
Deduct: expenses (benefits) associated with share-based compensation	28	(229)	94	577	354	(135)	(828)
Non-GAAP general and administrative expenses	1,013	1,847	1,609	9,875	2,563	3,456	21,210

6.       Non-GAAP Operating Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
Operating loss	(2,275)	(2,334)	(3,773)	(23,156)	(3,950)	(6,107)	(37,481)
Add back: expenses (benefits) associated with share-based compensation	(60)	(647)	162	994	449	(485)	(2,977)
Non-GAAP operating loss	(2,335)	(2,981)	(3,611)	(22,162)	(3,501)	(6,592)	(40,458)

7.       Non-GAAP Net Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(1,471)	(1,672)	(2,541)	(15,595)	(3,260)	(4,213)	(25,857)
Add back: expenses (benefits) associated with share-based compensation	(60)	(647)	162	994	449	(485)	(2,977)
Non-GAAP net loss	(1,531)	(2,319)	(2,379)	(14,601)	(2,811)	(4,698)	(28,834)

8.       Adjusted EBITDA Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2012	2013	2013	2013	2012	2013	2013
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(1,471)	(1,672)	(2,541)	(15,595)	(3,260)	(4,213)	(25,857)
Add back (deduct):
Interest income	(162)	(30)	(16)	(98)	(333)	(46)	(282)
Interest expenses	213	16	—	—	450	16	98)
Income tax benefit	—	—	—	—	—	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	851	937	917	5,628	1,676	1,854	11,379
EBITDA loss	(569)	(749)	(1,640)	(10,065)	(1,467)	(2,389)	(14,662)

Adjustments:
Share-based compensation	(60)	(647)	162	994	449	(485)	(2,977)
Equity in loss of affiliates	138	—	—	—	186	—	—
Other income	(993)	(648)	(1,216)	(7,463)	(993)	(1,864)	(11,440)
Adjusted EBITDA loss	(1,484)	(2,044)	(2,694)	(16,534)	(1,825)	(4,738)	(29,079)

*            For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
	Name:	Frank Feng
	Title:	Acting CFO

Date: August 28, 2013